SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                             13 December, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




Enclosures: 1. BT to provide telecoms to Fiat announcement made on
               13 December, 2005



BT TO BECOME GLOBAL TELECOMS PROVIDER TO FIAT GROUP AND ACQUIRE ATLANET SPA

BT announced today that it will become Fiat's supplier of global telecommunications services through a contract worth EUR450 million over five years. BT will also acquire Atlanet, a Fiat subsidiary providing domestic telecommunications services to Fiat and other non-Fiat business customers across Italy.

Under the services agreement, BT will manage Fiat Group's global telecommunications requirements across 40 countries. This contract will enable Fiat to focus further on its core activities, while benefiting from BT's expertise in networked IT services.

The acquisition of Atlanet from Fiat further reinforces BT's position in the Italian market by contributing new customers and revenues and a strong existing relationship with Fiat. Atlanet also provides additional strength in IP services and incremental network coverage that will further support BT Albacom's strong growth momentum.

Atlanet achieved revenues of EUR155 million during the year to 31 December 2004 and EBITDA of EUR12 million. The Turin-headquartered company controls a national network with 24 PoPs (Points of Presence) for voice services and 42 PoPs for data services, interconnected by a fibre optic backbone and equipped to offer 11,000 IP access points across the country. Atlanet also owns MANs (Metropolitan Area Networks) in Rome, Milan and Turin. The company currently employs approximately 280 people and at 2004 year end had gross assets of EUR133 million. BT will pay cash consideration of approximately EUR80 million.

Andy Green CEO BT Global Services, said: "BT is delighted to have been selected by such an established and respected Italian company to be its global provider, and is committed to developing a long-term partnership with Fiat that supports its transformation programme. This deal further demonstrates our continuing success in winning global contracts with leading multi-national companies across the world."

Francois Barrault, President BT International, said: "The services contract with Fiat and the acquisition of Atlanet validate BT's unique strategy that combines strong domestic and global capabilities; further enhancing our credibility and momentum in Italy and internationally. Less than a year after the acquisition of BT Albacom, we believe this transaction will contribute EUR1 billion of revenue to BT over five years and demonstrates the quality and commitment of our Italian operation under the leadership of Corrado Sciolla."

BT expects to be able to generate annual cash cost savings of around EUR20 million by 2008, primarily through migrating traffic onto owned assets and the consolidation of networks. Atlanet will be integrated into BT's Italian operations.

The transaction is subject to regulatory approval and is expected to complete by February 2006.

BT was advised in this transaction by Vitale e Associati spa.

About BT
BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

   - BT Retail, providing a comprehensive range of communications and related services to more than 20 million UK consumers and businesses.
   - BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband and private circuits.
   - BT Global Services, providing networked IT services to meet the needs of multi-site organisations globally. BT Global Services operates in more than 130 countries and also offers international carrier services.

From January 2006, there will be a fourth business called Openreach. This business will be responsible for the nationwide local BT network which covers the "first mile" of wires that connects homes and businesses across the UK to their service providers. Openreach will provide communications providers with services and products associated with that network.

In the year ended 31 March 2005, BT Group's turnover was GBP18,623 million with profit before taxation of GBP2,354 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt

A wide selection of BT images are available for download via the image library at www.vismedia.co.uk.

About BT Albacom
BT Albacom is the main Italian provider of communications solutions exclusively focused on businesses and public administrations. In the fiscal year ended 31 March 2005, BT Albacom realised an annual turnover in excess of Euro 660 million, with EBITDA increased by 33 per cent compared to the previous year's results, at a level of 8 per cent of turnover. BT Albacom currently serves more than 240,000 businesses. In addition to its main offices in Milan and Rome, BT Albacom also has offices in the main Italian towns and employs approximately 1,400 people. BT Albacom owns an optic fibre network exceeding 8,000 kilometers, fully interconnected with BT's European IP network. BT Albacom is wholly owned by BT, one of the world's leading providers of communications solutions.

About Atlanet
Atlanet S.p.A.is a Fiat Group subsidiary providing domestic telecommunications services to Fiat and other business customers across Italy. Atlanet achieved revenues of EUR155m during its financial year to December 2004, and has 286 employees. Headquartered in Turin, the company controls a national network with 24 PoPs (Points of Presence) for voice services and 42 PoPs for data services, interconnected by a fibre backbone and equipped to offer 11,000 IP access points across the territory. Atlanet also owns MANs (Metropolitan Area Networks) in Rome, Milan and Turin.


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 13 December, 2005